14047813

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wafra Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue, 41 Floor
(No. and Street)

New York	NY	10154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Campagna (212) 7593700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony G. Barbuto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wafra Securities Corporation, as of December 31st, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNMARIE IMPARATO
Notary Public - State of New York
NO. 01IM6266849
Qualified in Kings County
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Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WAFRA SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Wafra Securities Corporation
New York, New York

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Wafra Securities Corporation (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wafra Securities Corporation as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 24, 2014

WAFRA SECURITIES CORPORATION

Statement of Financial Condition
(expressed in U.S. dollars)
December 31, 2013

ASSETS	
Cash and cash equivalents	**$ 110,126**
	$ 110,126
LIABILITIES	
Accrued expenses	**$ 21,975**
Due to administrator	**14,177**
	36,152
SHAREHOLDERS' EQUITY	
Common stock, $1,000 par value; 25 shares authorized, issued and outstanding	**25,000**
Additional paid-in capital	**25,000**
Retained earnings	**23,974**
	73,974
	$ 110,126

See notes to statement of financial condition

WAFRA SECURITIES CORPORATION

Notes to Statement of Financial Condition
December 31, 2013

NOTE A - DESCRIPTION OF BUSINESS

Wafra Securities Corporation (the "Company") was formed on January 26, 2009 and became a registered broker-dealer on January 14, 2010. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims an exemption from the Securities and Exchange Commission ("SEC") customer protection Rule 15c3-3 pursuant to section (k)(2)(i) and does not effect any transactions with customers. Broker-dealer activities include investment banking and consulting services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Cash equivalents:

The Company considers all highly liquid financial instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

[3] Revenue recognition:

Revenues consist of private placement related service fees and consulting revenues. Private placement related service fees are recorded on the basis of the terms of the individual contracts. Consulting revenues primarily include monthly fees charged for services associated with providing advice regarding certain financial markets. Consulting revenues are recorded when the services (or, if applicable, separate components thereof) to be performed are substantially complete, the fees are determinable and collection is reasonably assured.

[4] Income taxes:

The Company has elected to be treated as a small business corporation (Sub-Chapter S Corporation) under Section 1372(a) of the Internal Revenue Code, and, therefore, the profits and losses will be reported on the shareholders' individual federal income tax returns. Accordingly, no provision has been made in the accompanying financial statements for any federal income taxes. Effective January 1, 2011, the shareholders of the Company elected to be treated as an S Corporation for both federal and New York State purposes. From January 14, 2010 through December 31, 2010, the Company filed federal, state and local income tax returns as a C Corporation.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits as of December 31, 2013.

The Company's tax years since inception remain open to examination for all taxing authorities.

NOTE C - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 and the CFTC's Regulation 1.17, which require the maintenance of minimum net capital. In accordance with SEC Rule 15c3-1, a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers, and does not carry accounts of, or for, customers, shall maintain net capital of not less than $5,000 or 6-2/3% of aggregate indebtedness, whichever is higher. At December 31, 2013, the Company had net capital of $73,974, which exceeded its minimum capital requirement of $5,000 by $68,974.

NOTE C - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS (CONTINUED)

The Company is exempt from SEC Rule 15c3-3, as no customer accounts are held, and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE D - COMMITMENTS AND CONTINGENCIES

In connection with an administrative agreement between the Company and Wafra Investment Advisory Group, Inc. ("WIAG"), the Company pays monthly service fees to WIAG to reimburse WIAG for operating support. The agreement is in effect through October 31, 2014 and is automatically renewed annually. The Company may elect to terminate the agreement at any time with 30 days' written notice (see Note E).

NOTE E - RELATED PARTY TRANSACTIONS

Shareholders of the Company are also officers of a related company, Wafra InterVest Corporation ("InterVest").

The Company entered into an administrative service agreement with WIAG to reimburse it for operational support. These services include office space, services of personnel, professional fees, regulatory filing fees, as well as bookkeeping and accounting support services. As of December 31, 2013, $10,506 was payable to WIAG relating to these services and included in due to administrator on the statement of financial condition as of December 31, 2013.